Exhibit 3.2

CERTIFICATE OF DESIGNATIONS, PREFERENCES, POWERS

AND RIGHTS

OF

SERIES B CONVERTIBLE PREFERRED STOCK

OF

YRC WORLDWIDE INC.

Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), YRC WORLDWIDE INC., a Delaware corporation (the “Corporation”), certifies that, pursuant to the authority conferred upon its Board of Directors by the Certificate of Incorporation, as amended, of the Corporation, the Board of Directors on July 19, 2011 adopted the following resolution creating a series of Preferred Stock:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation by the provisions of ARTICLE FOURTH of the Certificate of Incorporation, as amended, of the Corporation, and in accordance with the provisions of Section 151 of the DGCL, the Board of Directors hereby creates and provides for the issue of a series of Preferred Stock, with an initial stated value of $44.3793 per share, of the Corporation to be known and designated as Series B Convertible Preferred Stock, and that the designation and number of shares, and the relative rights, powers, preferences, and limitations thereof (in addition to the provisions set forth in the Certificate of Incorporation of the Corporation, as amended, that are applicable to Preferred Stock generally) shall be as follows:

A. Certain Definitions. When used in this Certificate of Designations, the following terms shall have the meanings specified:

“Accrued Dividends” has the meaning set forth in Section D.

“As-Converted-to-Common-Stock-Basis” gives effect immediately prior to the applicable record date to the conversion of the Convertible Preferred Stock and Accrued Dividends thereon into Common Stock in accordance with Section H (and subject to the terms and conditions contained therein) as if the Merger had become effective.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities, whether such right is currently exercisable or is exercisable only after the passage of time.

“Board” means the board of directors of the Corporation.

“Bylaws” means the Corporation’s bylaws, as may be amended from time to time.

“Capital Stock” means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) Common Stock, Preferred Stock or other equity interests issued by the Corporation, any Subsidiary of the Corporation or any other Person, as applicable.

“Certificate of Incorporation” means the Corporation’s certificate of incorporation, as it may be amended from time to time.

“Common Stock” means the Corporation’s common stock, par value $0.01 per share.

“Conversion Price” has the meaning set forth in Section H.1.

“Convertible Preferred Stock” has the meaning set forth in Section B.

“Credit Agreement” means that certain credit agreement, dated as of August 17, 2007, by and among the Corporation, the Canadian Borrower (as defined therein), the financial institutions listed on the signature pages thereto, as lenders, and JPMorgan Chase Bank, National Association, as administrative agent (as amended from time to time).

“Credit Agreement Claims” means those certain claims by the Lenders with respect to outstanding indebtedness of the Corporation owed to such Lenders under the Credit Agreement.

“Dividend Accrual Date” has the meaning set forth in Section D.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Offer” means the exchange offer by the Corporation, registered on a Form S-1 initially filed with the SEC on May 17, 2011, to exchange the Credit Agreement Claims (in part) for Convertible Preferred Stock, which in the aggregate would represent approximately 72.5% of the issued and outstanding Common Stock (on an as-if converted basis) immediately after giving effect to such Exchange Offer.

“Issue Date” means the date on which any shares of the Convertible Preferred Stock are first issued.

“Junior Securities” has the meaning set forth in Section C.

“Lenders” has the meaning set forth in the Credit Agreement.

“Liquidation Amount” has the meaning set forth in Section G.1.

“Liquidation Event” has the meaning set forth in Section G.1.

“Liquidation Preference” shall mean $44.3793 per share, as adjusted for the addition of any compounding dividends or accruals pursuant to Section D.

“Merger” means a merger of the Corporation with and into its wholly owned Subsidiary (“Merger Sub”) in accordance with the terms of that certain Agreement and Plan of Merger, to be entered into between the Corporation and Merger Sub (including the annexes, schedules and exhibits, the “Merger Agreement”).

“Parity Securities” means any class or series, or any shares of any class or series, of Capital Stock of the Corporation (other than the Convertible Preferred Stock) that ranks equally with the Convertible Preferred Stock with respect to priority of dividend rights and rights on liquidation, winding up and dissolution of the Corporation (in each case, without regard to whether dividends accrue cumulatively or non-cumulatively).

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or other entity.

“Preferred Stock” means the Corporation’s class of authorized Preferred Stock, $1.00 par value per share.

“SEC” means the U.S. Securities and Exchange Commission.

“Stockholders’ Approval” means a vote of the holders of Capital Stock of the Corporation approving the Merger Agreement pursuant to the DGCL and the Certificate of Incorporation.

“Subsidiary” of the Corporation means:

1. any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by the Corporation or one or more of the other Subsidiaries of the Corporation (or a combination thereof); and

2. any partnership (i) the sole general partner or the managing general partner of which is the Corporation or a Subsidiary of the Corporation or (ii) the only general partners of which are the Corporation or one or more Subsidiaries of the Corporation (or any combination thereof).

“Voting Stock” as of any date means the Capital Stock of the Corporation that is at the time entitled to vote in the election of the Board.

B. Designation and Amount. The shares of the series of Preferred Stock designated hereby shall be designated as “Series B Convertible Preferred Stock” (the “Convertible Preferred Stock”), and the number of shares constituting such series shall be FOUR MILLION NINE HUNDRED NINETY-NINE THOUSAND NINE HUNDRED AND NINETY-NINE (4,999,999). Such number of shares may be decreased by resolution of the Board of Directors as provided in the Certificate of Incorporation; provided that no decrease shall reduce the number of shares of Convertible Preferred Stock to a number less than that of the shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation exercisable for or convertible into the Convertible Preferred Stock. Shares of the Convertible Preferred Stock shall be issued in certificated form in restricted accounts at the Corporation or its transfer agent and registered in the holders’ respective names.

C. Ranking. The Convertible Preferred Stock shall, with respect to dividend rights and rights on liquidation, winding up and dissolution of the Corporation, rank senior to the Common Stock and all other classes and series, and all shares of all other classes and series, of Capital Stock of the Corporation now authorized, issued or outstanding (collectively with the Common Stock, “Junior Securities”).

D. Dividends. Subject to Section E below, the holders of shares of Convertible Preferred Stock, in preference to the holders of any Junior Securities other than Common Stock, shall be entitled to receive mandatory cash dividends on an As-Converted-to-Common-Stock-Basis in an amount equal to the cash dividends declared by the Board on the Common Stock out of funds of the Corporation legally available therefor, but only as, when, and if so declared. The Convertible Preferred Stock will not accrue dividends until and unless the date on which the holders of Capital Stock of the Corporation do not approve the Merger at the first meeting of stockholders upon which such matter is submitted for a vote after the date hereof or otherwise on the 60th day following the closing of the Exchange Offer if the Merger has not been consummated by such date (the “Dividend Accrual Date”). Beginning on and following such Dividend Accrual Date and ending on the date upon which the Merger becomes effective, the Convertible Preferred Stock shall accrue cumulative dividends on its Liquidation Preference at an annual rate of 20%, which shall be added to the Liquidation Preference of such Convertible Preferred Stock on the last day of each calendar quarter (i.e., March 31, June 30, September 30 and December 31) (all dividends on Convertible Preferred Stock described in this Section D declared or accrued but remaining unpaid and which have not been added to the Liquidation Preference pursuant to this Section D being referred to herein as “Accrued Dividends”). All dividend accruals pursuant to this Section D shall be based on a 365-day year. Any Accrued Dividends shall not bear interest. Accrued but unpaid dividends may be declared and paid at any time.

E. Voting Rights.

1. Generally. Except as may be otherwise expressly provided in the Certificate of Incorporation or as expressly required by the DGCL, the holders of the Convertible Preferred Stock shall vote together as a single class with the shares of the Common Stock and not as a separate class, on an As-Converted-to-Common-Stock-Basis, at any annual or special meeting of stockholders of the Corporation and each holder of shares of Convertible Preferred Stock shall be entitled to such number of votes as they would receive on an As-Converted-to-Common-Stock-Basis on the record date for such vote; provided, that, such number of votes shall be limited to 0.1145 votes for each such share of Common Stock on an As-Converted-to-Common Stock Basis in order to comply with NASDAQ Listing Rule 5640 and the policies promulgated thereunder unless compliance therewith has been waived by NASDAQ or the Corporation has received a waiver of any comparable requirement of any other exchange on which it is listed.

2. Certain Matters. So long as any shares of Convertible Preferred Stock shall be outstanding, and unless the consent or approval of a greater number of shares shall then be required by law, without first obtaining the consent or approval of the holders of at least a majority of the shares of the Convertible Preferred Stock then outstanding, the Corporation shall not (except with respect to the Stockholders’ Approval and the Merger): (i) amend, alter, change or repeal the Certificate of Incorporation, or waive any provisions thereof, in a manner that would materially and adversely affect the rights, preferences or powers of the holders of Convertible Preferred Stock and no amendment, alteration or repeal shall be made that has a disproportionate adverse effect on any holder of Convertible Preferred Stock in a manner different than other holders of Convertible Preferred Stock; (ii) amend, alter, change or repeal the rights, preferences or powers of Convertible Preferred Stock; (iii) declare, pay, or set apart for payment, any dividends or any other distributions of any sort by the Corporation, in each case prior to the date on which the Stockholders’ Approval is received, in respect of any Junior Securities or any Parity Securities; (iv) purchase, redeem or otherwise acquire or retire for value, in each case prior to the date on which the Stockholders’ Approval is received, any Parity Securities, Junior Securities, or any Capital Stock of any wholly-owned Subsidiary of the Corporation, or any securities exercisable or exchangeable for any of the foregoing, other than in connection with the surrender by employees of the Corporation of portions of equity awards to satisfy tax withholding obligations; provided that the foregoing limitations shall not apply to redemptions, purchases or other acquisitions of shares of Common Stock or other Junior Securities by the Corporation in connection with the provisions of any employee benefit plan or other equity agreement with the employees, officers and directors of the Corporation; or (v) authorize, create, increase the authorized amount of, reclassify into, in each case prior to the date on which the Stockholders’ Approval is received, Parity Securities, or any class or series, or any shares of any class or series, of Capital Stock of the Corporation ranking senior in priority to the Convertible Preferred Stock with respect to the right to dividends or preference on liquidation (including additional shares of Preferred Stock) or issue any debt securities convertible into Capital Stock.

F. Reacquired Shares. Any shares of Convertible Preferred Stock redeemed, purchased, or otherwise acquired by the Corporation in any manner whatsoever shall be retired promptly after the acquisition thereof, and, if necessary to provide for the lawful redemption or purchase of such shares, the capital represented by such shares shall be reduced in accordance with the DGCL. All such shares shall upon their retirement (and compliance with any applicable provisions of the laws of the State of Delaware) become authorized but unissued shares of Preferred Stock and may be redesignated and reissued as part of any other series of Preferred Stock, subject to the conditions or restrictions on authorizing, or creating, or issuing any class or series, or any shares of any class or series, set forth in Section E.2.

G. Liquidation, Dissolution, or Winding Up.

1. Priority. In the event of any liquidation, dissolution, or winding up of the Corporation (a “Liquidation Event”), whether voluntary or involuntary, no holders of Junior Securities shall receive, by reason of their ownership thereof, any payment or distribution of any of the assets of the Corporation until the holders of the shares of Convertible Preferred Stock then outstanding, by reason of their ownership thereof, shall have first received an amount in cash per share of Convertible Preferred Stock equal to the greater of (i) 100% of the Liquidation Preference thereof (as adjusted for changes in the Convertible Preferred Stock by stock split, stock dividend, stock combination, or the like occurring after the Issue Date), plus an amount in cash equal to all Accrued Dividends through the date of the effectiveness of the Liquidation Event, and (ii) the amount such holder of Convertible Preferred Stock would receive as a holder of Common Stock on an As-Converted-to-Common-Stock-Basis; provided that following the date of the receipt of the Stockholders’ Approval, shares of Convertible Preferred Stock that remain outstanding shall only be entitled to receive the amount such holder would receive as a holder of Common Stock on an As-Converted-to-Common-Stock-Basis (in each case, such amount being referred to herein as the “Liquidation Amount”). If, upon the occurrence of any Liquidation Event, the assets and funds of the Corporation available to be distributed among the holders of the Convertible Preferred Stock shall be insufficient to permit the payment to such holders of the full Liquidation Amount, then the holders of Junior Securities shall not receive, by reason of their ownership thereof, any payment or distribution of any of the assets of the Corporation, and the holders of all such shares of Convertible Preferred Stock shall share ratably in any distribution of assets of the Corporation in accordance with the amounts that would be payable on any such distribution if the Liquidation Amount were to be paid in full.

2. Excluded Events. For purposes of this Section G, none of the voluntary sale, conveyance, exchange and transfer (for cash, shares of stock, other securities or other consideration) of all or substantially all of the property or assets of the Corporation, and no consolidation or merger of the Corporation with any one or more other corporations, shall be deemed to be a Liquidation Event unless such voluntary sale, conveyance, exchange or transfer shall be in connection with a plan of liquidation, dissolution or winding up of the Corporation.

H. Conversion.

1. Automatic. Immediately upon the effectiveness of the Merger and the filing of the Certificate of Merger with the Secretary of the State of Delaware (the “Effective Date”), each share of Convertible Preferred Stock shall automatically be converted into a number of fully paid and non-assessable shares of Common Stock equal to the quotient obtained by dividing (i) (a) the Liquidation Preference, plus (b) the amount of Accrued Dividends, by (ii) the Conversion Price. The initial “Conversion Price” for the Convertible Preferred Stock shall be $0.1191 per share, as such price is adjusted in accordance with Sections H.3 through H.7. All references to the Conversion Price herein shall mean the Conversion Price as so adjusted.

2. Mechanics of Conversion. Upon the occurrence of the event specified in Section H.1 above, the outstanding shares of Convertible Preferred Stock shall be converted automatically without any further action by the holders of such shares. Upon the occurrence of such automatic conversion of the Convertible Preferred Stock, the Corporation will make entries in the share registry of the Corporation or any transfer agent for the Convertible Preferred Stock in the holders’ respective names for the number of whole shares of Common Stock into which the shares of Convertible Preferred Stock surrendered and Accrued Dividends thereon were convertible on the date on which such automatic conversion occurred, with fractional shares of Common Stock (after aggregating all Convertible Preferred Stock and Accrued Dividends thereon being converted on such date) rounded down to whole shares of Common Stock.

3. Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Issue Date effect a subdivision or like transaction of the outstanding Common Stock without a corresponding subdivision of the Convertible Preferred Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if the Corporation shall at any time or from time to time after the Issue Date combine the outstanding shares of Common Stock into a smaller number of shares or like transaction without a corresponding combination of the Convertible Preferred Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section H.3 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4. Adjustment for Common Stock Dividends and Distributions. If the Corporation at any time or from time to time after the Issue Date makes a dividend payment or other distribution payable in additional shares of Common Stock without provision for a like dividend on shares of Convertible Preferred Stock based on the Conversion Price, then the Conversion Price that is then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction (i) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (ii) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

5. Adjustment for Other Common Stock Dividends and Distributions. If the Corporation at any time or from time to time after the Issue Date makes a dividend payment or other distribution payable to all holders (or in the case of clause (ii) below, substantially all holders) of Common Stock in (i) rights, warrants or options to subscribe for or purchase shares of Common Stock at a price per share less than fair market value, or (ii) shares of Capital Stock (other than Common Stock), evidences of indebtedness or other assets or property without, in each case, provision for a like dividend or distribution on, or like opportunity to subscribe by holders of, shares of Convertible Preferred Stock based on the Conversion Price, then the Conversion Price that is then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction (i) the numerator of which is the fair market value, as reasonably determined by the Board, of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (ii) the fair market value, as reasonably determined by the Board, of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the fair market value, as reasonably determined by the board, of the rights, warrants, options, shares, evidences or other assets set forth in this Section H.5 in payment of such dividend or distribution.

6. Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Issue Date, the Common Stock issuable upon the conversion of the Convertible Preferred Stock and Accrued Dividends thereon is changed into the same or a different number of shares of any other class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets, in each case as provided for elsewhere in this Section H ), in any such event the Convertible Preferred Stock and Accrued Dividends thereon shall automatically convert into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change on an As-Converted-to-Common-Stock-Basis, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

7. Reorganizations, Mergers, Consolidations or Sales of Assets. If at any time or from time to time after the Issue Date, there is a capital reorganization of the Common Stock (other than a Liquidation Event or a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this Section H), as a part of such capital reorganization, provision shall be made so that the holders of the Convertible Preferred Stock shall receive on an As-Converted-to-Common-Stock-Basis the number of shares of stock or other securities or property of the Corporation to which a holder of the number of shares of Common Stock would have been entitled in such event, subject to adjustment as provided herein with respect to such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section H with respect to the rights of the holders of Convertible Preferred Stock after the capital reorganization to the end that the provisions of this Section H (including adjustment of the Conversion Price then in effect) shall be applicable after that event and be as nearly equivalent as practicable.

I. Notices. All notices or communications in respect of the Convertible Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first-class mail, postage prepaid, to any holder of the Convertible Preferred Stock at such holder’s last address appearing on the books of the Corporation, or if given in such other manner, as may be permitted by the terms hereof, in the Certificate of Incorporation or Bylaws or by applicable law.

J. Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the holders of Convertible Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules that the Board (or a duly authorized committee of the Board), in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, Bylaws or the DGCL.

K. Record Holders. To the fullest extent permitted by applicable law, the Corporation and the transfer agent, if any, for the Convertible Preferred Stock may deem and treat the record holder of any share of Convertible Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.

L. Effectiveness. This Certificate of Designations shall be effective upon the filing of the same with the Secretary of State of Delaware.

*    *    *    *

IN WITNESS WHEREOF, YRC WORLDWIDE INC. has caused this Certificate of Designations, Preferences, Powers and Rights of Series B Convertible Preferred Stock to be duly executed by its duly authorized officer, this 22nd day of July, 2011.

YRC WORLDWIDE INC.

By:	/s/ Jeff P. Bennett
Name:	Jeff P. Bennett
Title:	Vice President - Legal, Interim General Counsel and Secretary